Exhibit 99.3
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
RESTRICTED STOCK AWARD: NON EXECUTIVE DIRECTORS
London, United Kingdom, 26 February 2009 — Randgold Resources Limited announces that in terms of the Company’s remuneration for non-executive directors approved by shareholders at the Annual General Meeting on 28 April 2008, an award of 3 000 restricted shares is made each year to each non-executive director. The price of the 2009 restricted stock calculation was the Nasdaq Global Select Market closing price on 2 January 2009, being US$43.92.
In terms of the 2007 award, the third and final tranche of 447 shares have been issued to the beneficial account of each non-executive director.
In terms of the 2008 award, the second tranche of 262 shares have been issued to the beneficial account of each non-executive director. A further 262 shares have been issued and will remain in the restricted stock account of each non-executive director. Non-executive directors will be entitled to the third tranche of the 2008 award, subject to the agreed conditions, on 1 January 2010.
In terms of the 2009 award the first tranche of 400 shares have been issued to the beneficial account of each non-executive director. A further 800 shares have been issued and will remain in the restricted stock account of each non-executive director. Non-executive directors will be entitled to the second and third tranches of the 2009 award, subject to agreed conditions, on 1 January 2010 and 1 January 2011 respectively.
The change in non executive directors’ holdings in the company is as follows:

Director	Shares	Shares	Shares	Current	%
	awarded	awarded	awarded	holding after	shareholding
	2007	2008	2009	award	of issued
					share capital

B H Asher	447	262	400	22 786	0.03
N P Cole	447	262	400	2 265	0.00
C L Coleman	—	—	400	1 800	0.00
R I Israel	447	262	400	44 231	0.06
P Liétard	447	262	400	31 765	0.04
A L Paverd	447	262	400	34 231	0.06
K Voltaire	447	262	400	2 265	0.00
J Walden	—	—	400	400	0.00

Randgold Resources Enquiries:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 614 4438 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com